EXHIBIT 99.2

April 29, 2015

Filed Via SEDAR

British Columbia Securities Commission	New Brunswick Securities Commission
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Financial Services Commission	Prince Edward Island Securities Office
The Manitoba Securities Commission	Newfoundland and Labrador, Office of the Superintendent of Securities
Ontario Securities Commission	Yukon, Office of Superintendent of Securities
Autorité des marchés financiers	Northwest Territories, Office of Superintendent of Securities
TSX	Nunavut, Office of Superintendent of Securities

Dear Sirs:

Re:	LEVON RESOURCES LTD. (the “ Issuer” )

We are pleased to advise you of the details of the upcoming meeting of the shareholders of the Issuer:

CUSIP / ISIN:	527901102/ CA5279011020
Meeting Type:	Special Meeting
Meeting Date:	June 3, 2015
Record Date of Notice:	April 24, 2015
Record Date of Voting:	April 24, 2015
Beneficial Ownership Determination Date:	April 24, 2015
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Vancouver, BC
Notice and Access – Registered Holders:	No
Stratification:	No
Stratification Type:	N/A
Notice and Access – Beneficial Holders:	No
Stratification:	No
Stratification Type:	N/A
Issuer Sending Material Directly To NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

We are filing this information in compliance with the Canadian Securities Administrators' National

Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for the Issuer. Yours truly,

VALIANT TRUST COMPANY

“Tyler Mah”

Tyler Mah

Assistant Account Manager, Client Services

cc: CDS & Co

600-750 Cambie Street Vancouver, BC V6B 0A2 604-699-4880